Exhibit 99.1

Management’s Discussion and Analysis

BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”, “us”) for the three months ended June 30, 2009 and provides an update to our annual MD&A dated May 19, 2009 for the fiscal year ended March 31, 2009.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2009.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  This MD&A is dated August 4, 2009.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov., respectively.   All financial information is reported in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934 as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulation, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

Management’s Discussion and Analysis

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW
Our business and operations are substantively unchanged since March 31, 2009.  Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen.  We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas ("CNG") or liquefied natural gas (“LNG”), giving users an alternative fuel to diesel.

To encourage customers to adopt natural gas solutions for their transportation requirements, our strategy is to provide integrated solutions from fuel supply and storage through to service and support in cooperation with the world’s leading engine, component and vehicle manufacturers and fuel infrastructure providers.  We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems, operating on gaseous fuels, for the on-road commercial vehicle sector.  Within that operating segment, we focus on the following strategic pillars: Cummins Westport Inc. (“CWI”), which is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty, which is focused on LNG systems for heavy-duty trucks; Juniper Engines Inc. (“Juniper”), which is focused on 2.0L and 2.4L industrial engines; and Weichai Westport Inc. (“WWI”), which is focused on developing heavy-duty engines in China.  As at the date of this MD&A, WWI has not yet received Chinese government approval with respect to WWI.  Outside these four pillars, our corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

Our consolidated revenue for the three months ended June 30, 2009 was $24.9 million, a decrease of $0.6 million or 2.4% from $25.5 million for the same period in the prior year. This reduction in revenue was primarily the result of reduced shipments of CWI engines in the Americas transportation and refuse truck markets offset by increased shipments of Westport’s GX product.  CWI revenues were $23.4 million compared to $25.1 million in the same quarter of the previous fiscal year.  Non-CWI revenues increased to $1.5 million from $0.4 million with 14 GX systems shipped compared to one in the same quarter of the prior year.  CWI product revenue declined $3.0 million or 14% from $21.0 million to $18.0 million on 608 units shipped compared to 1,077 units shipped in the three months ended June 30, 2008.  On a U.S. dollar basis, CWI product revenue declined by 25%; however, favourable movements in foreign exchange rates offset some of the revenue decline in Canadian dollar terms.  CWI parts revenue increased $1.3 million or 32% from $4.1 million to $5.4 million.

Management’s Discussion and Analysis

Net loss for the three months ended June 30, 2009 was $9.2 million, a loss of $0.29 per share, compared to $3.5 million, or a loss of $0.13 per share for the three months ended June 30, 2008.  Operating results for the period ended June 30, 2008 included a gain on sale of Clean Energy shares of $2.8 million, net of taxes.  Excluding the net gain on sale in the prior period, the increase in net loss for the current period compared to the prior period was $2.9 million.  Our 50% share of CWI’s net income decreased $0.9 million from $1.6 million in the prior period to $0.7 million in the current period.  The decrease in CWI net income was mainly due to a reduction in CWI’s gross margin of $2.1 million from $8.2 million to $6.1 million as a result of lower sales, product mix and a decline in gross margin percentage from 33% to 26%.  The gross margin declined mainly due to higher warranty accruals associated primarily with the ISL G.  CWI’s operating expense (research and development, general and administrative and sales and marketing) increased by $0.6 million from additional expenditures on current customer support and product development while its income taxes decreased by $1.0 million due to lower pre-tax net income.

Non-CWI operating expenses increased by $1.2 million from $7.8 million to $9.0 million due to higher costs relating to customer support and market activities, an increase in stock based compensation expense, a reduction in program funding as well as higher costs relating to professional, consulting and other public company related expenditures.

We also recorded interest and accretion expense of $0.7 million on debenture notes issued in July 2008 and recorded lower interest income on cash equivalents and short term investments of $0.2 million in the current period compared with same period in the prior year. This was offset by a higher foreign exchange gain of $0.1 million.

As at June 30, 2009, our cash, cash equivalents and short-term investments totaled $63.5 million compared to $82.6 million on March 31, 2009.  For the three months ended June 30, 2009, cash flows used in operations were $14.3 million compared to $5.0 million in the three months ended June 30, 2008 due primarily to the timing of payments.  CWI also advanced Cummins an additional $2.1 million during the quarter and we repaid $0.3 million on the demand installment loan.  We also incurred foreign exchange losses on U.S. dollar denominated cash as the foreign exchange rate moved by 8% from March 31, 2009 to June 30, 2009 reducing cash and cash equivalents by approximately $2.5 million.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in note 2 of the fiscal 2009 annual consolidated statements. We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting for variable interest entities, warranty, revenue recognition, inventories, the valuation of long-term investments, and stock based compensation.  Changes in estimates related to warranty are made on a quarterly basis and reflect the claims data experienced by the engine field population.  As CWI has experienced significant revenue growth since launching the ISL G two years ago, a large proportion of its engines are still under warranty and the majority of those engines under warranty are ISL Gs.  Accordingly, CWI’s warranty experience is being driven primarily by the ISL G, its newest product.  With limited products and limited history, warranty accruals can fluctuate significantly from quarter to quarter.  The application of warranty and other accounting policies are described in note 2 of our fiscal 2009 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Adoption of new accounting standards
goodwill and intangible assets:
On April 1, 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Other Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets whether separately acquired or internally developed. We adopted this standard on April 1, 2009 but adoption had no impact on the consolidated financial statements.

Management’s Discussion and Analysis

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
The following changes have been recently issued and will be adopted in future.

basis of presentation:
Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.
We have determined that adopting US GAAP at this time rather than IFRS would be less disruptive and less costly as we currently prepare a US GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture US GAAP information. Management expects to transition to U.S. GAAP on or before our fiscal year starting April 1, 2011, as permitted by Canadian securities regulatory authorities.  We will continue to monitor developments in IFRS standards and our intent will be to move to IFRS if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Our disclosure controls and procedures are designed to provide reasonable assurance that  relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  No changes were made in our internal control over financial reporting during the interim period ended June 30, 2009, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Pursuant to Sarbanes-Oxley Rule 404 for the fiscal year ended March 31, 2010, our independent auditors will be required to furnish an audit report on our internal control over financial reporting.  We are in the process of performing walkthroughs and management tests of controls to meet Sarbanes-Oxley Rule 404 requirements by March 31, 2010.

Management’s Discussion and Analysis

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Revenue
(expressed in thousands of Canadian dollars except for units)

	Three months ended
	June 30
	2009	2008
Engine shipments (units)	608	1,077
HPDI Fuel Systems (units)	14	1
Total Unit shipments	622	1,078
Product revenue	19,329	21,428
Parts revenue	5,614	4,081
	24,943	25,509

Product Revenue by Geographic Region
(as a percentage of revenue)

	Three months ended
	June 30
	2009	2008
Americas	49%	90%
Asia	21%	2%
Rest of the world	30%	8%

Product revenue for the three months ended June 30, 2009 and 2008 was $19.3 million, and $21.4 respectively, a decrease of 10%, on total CWI and LNG product shipments of 622 units compared to 1,078 in the three months ended June 30, 2008.  CWI product revenue decreased by 14% to $18.0 million compared to $21.0 million in the previous period.  CWI product sales decreased from 1,077 units in the first quarter of fiscal 2009 to 608 units in the current interim period. In U.S. dollar terms, CWI product revenue decreased by US$5.2 million, or by 25%, with Americas declining by U.S.$10.2 million, due to fewer deliveries of the ISL G for transit and refuse applications in North America and sales in Peru during the first quarter of fiscal 2009 on B-gas plus units.  Asia revenues increased by U.S.$2.2 million as CWI delivered C-engine units to OEM’s for application to buses. CWI product revenue to the rest of the world increased by U.S.$2.9 million primarily due to an increase in kit revenue of U.S. $2.5 million driven by a large order to Delhi Transport Corporation, through its license, as well as increased shipments of ISL G and C gas plus engines units to Europe.  The US dollar strengthened against the Canadian dollar by an average of 16% relative to the comparative prior period, resulting in a higher reduction in revenue in US dollar terms relative to Canadian dollar terms.  Non-CWI revenues grew from $0.4 million to $1.5 million with 14 LNG units shipped during the period compared to 1 in the previous period.  These shipments included 13 upfit trucks to an OEM in North America as well as one upfit truck sold in Australia.

Management’s Discussion and Analysis

Parts revenue for the three months ended June 30, 2009 and 2008 was $5.6 million and $4.1 million, respectively.  CWI parts revenue increased from $4.1 million to $5.4 million or 37%.  Field population, engine reliability, extent of warranty servicing and age all impact parts revenue.   Non-CWI parts revenue was $0.3 million compared to almost $nil in the first quarter of fiscal 2009 and included $0.2 million recognized from shipments to third parties by BTIC Westport Inc. (“BWI”) and $0.1 million from LNG part sales.

Cost of revenue for the three months ended June 30, 2009 and 2008 was $18.5 million and $17.2, respectively.   CWI’s cost of revenue was $17.3 million and $17.0 million for the three months ended June 30, 2009 and 2008, respectively.  The $0.3 million increase is associated primarily with an unfavourable warranty adjustment of $0.9 million associated with the ISL G engine as well as a higher average accrual rates on engines shipped offset by a lower sales volume.  Non-CWI cost of revenue was $1.3 million and $0.2 million, respectively, in the three months ended June 30, 2009 and 2008. The change was related to the increase in sales revenue.

Gross margin was $6.4 million and $8.3 million for the three months ended June 30, 2009 and 2008, respectively and gross margin percentages were 26% and 33%, respectively.  CWI gross margin and gross margin percentage was $6.1 million and 26% for the three months ended June 30, 2009 compared with $8.2 million and 32% in the same period in the prior year. The gross margin percentage declined primarily because of an increase in warranty reserves and a higher accrual rate taken on new ISL G units shipped in the period relative to the same period in the prior year.  To reflect warranty claims experience in the period, CWI increased warranty reserves by $0.9 million, which negatively impacted CWI’s gross margin by 4%. The remaining change in the CWI gross margin is attributable to product and geographic sales mix.  Non-CWI gross margin and gross margin percentages was $0.3 million and 20% in the three months ended June 30, 2009.

Research and development expenses, net of program funding, decreased $0.4 million, or 6% in the three months ended June 30, 2009 to $6.8 million from $7.2 million in the same period in the prior year.  CWI’s net research and development expenses increased by $0.6 million during the three months ended June 30, 2009. The increase in CWI research and development expense related primarily to additional material usage in the first quarter of fiscal 2010 relative to the first quarter of fiscal 2009 resulting in an increase of $0.5 million. There was also an increase in new product development and enhancement of $0.3 million. These increases were offset by a decline of $0.2 in a technology royalty fee payable to Cummins because of lower quarterly revenue. Non-CWI net research and development expenses decreased $1.0 million from $5.6 million to $4.6 million due to lower core and current product development costs as resources were shifted to customer support.  OEM integration costs and Australian program costs declined by $0.3 million and $0.4 million, respectively. These decreases in costs were offset by increases in development costs relating to our 2010 emissions program of $0.2 million and increases in other fuel system project development costs of $0.5 million.

Management’s Discussion and Analysis

Research and Development Expenses
(expressed in thousands of Canadian dollars)
	Three months
	ended June 30

	2009	2008
	$	$
Research and development expenses	7,144	7,882
Program funding	(388)	(719)

Research and development, net	6,756	7,163

General and administrative expenses for the three months ended June 30, 2009 and 2008 were $2.6 million and $1.5 million, respectively.  The $1.1 million increase relates primarily to non-CWI expenses including increases of $0.5 million in outside services, $0.2 million in stock based compensation expenses, and 0.4 million of information technology development, rent and office support costs, and public company related expenses.

Sales and marketing expenses for the three months ended June 30, 2009 and 2008 were $3.8 million and $2.6 million, respectively.  CWI sales and marketing expenses increased from $1.4 million to $1.8 million as a result of a shift of personnel and related materials from product development to ongoing customer service. Non-CWI sales and marketing expenses increased from $1.2 million to $2.0 million. The increase was related to customer development initiatives of $0.4 million and an increase in costs associated with current HPDI product and customer support of $0.6 million. This was offset by a decrease in OEM integration costs of $0.1 million and an increase in third party funding of $0.1 million.

Management’s Discussion and Analysis

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable.  Foreign exchange gains and losses related to translation of CWI balances are recorded as cumulative translation adjustment, a separate component of shareholders’ equity. For the three months ended June 30, 2009, we recognized a foreign exchange gain of $0.3 million with the U.S. dollar weakening relative to the Canadian dollar by 8%. This compares to a foreign exchange gain of $0.1 million during the three months ended June 30, 2008.

Depreciation and amortization for the three months ended June 30, 2009 and 2008 were $0.5 million, and $0.4 million, respectively.  Between 2008 and 2009, the increase in depreciation and amortization of $0.1 million related primarily to depreciation of leasehold improvements and equipment in our Westport Assembly Centre.

Interest on long-term debt and amortization of discount of $0.7 million for the three months ended June 30, 2009 related to the interest and the accretion on the subordinated debenture notes issued on July 3, 2008. Interest on the debenture notes was recorded at 9% per annum.  The subordinated debenture notes are being accreted to their face value using the effective interest rate method.

Gain on sale of long-term investments of $3.8 million for the three months ended June 30, 2008 arose from a sale of 387,960 Clean Energy Fuels Corp. (“CEFC”) shares for net proceeds of $5.2 million.  There were no sales of Clean Energy shares in the first quarter of fiscal 2010.  As of June 30, 2009, the Company held 184,311 of CEFC with a closing market value of $10.01 per share.

Income tax expense for the three months ended June 30, 2009 was $0.7 million compared to $2.7 million for the three months ended June 30, 2008.  Current income tax expense, representing cash taxes payable in the period, was $0.9 million compared to $0.1 million for the three month ended June 30, 2008.  CWI utilized its remaining losses carried forward from previous taxation years by the end of fiscal 2009 and as a result was subject to current taxes payable in the current interim period.  Future income tax recovery for the three months ended June 30, 2009 was $0.3 million while in the three months ended June 30, 2008 future income tax expense was $2.6 million.  Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities.  In the current quarter, CWI had a future tax recovery of $0.2 million as the temporary differences between tax and accounting increased while in the fiscal period ended June 30, 2008, the CWI future income tax asset was drawn down by $1.6 million. The remaining $1.0 million in future income tax expense in the prior fiscal quarter related to an increase in the valuation allowance arising from unrealized losses on available for sale securities for the three months ended June 30, 2008 offset by tax expense related to gains on the sale of Clean Energy shares previously reflected in accumulated other comprehensive income.

Management’s Discussion and Analysis

Joint Venture Partners’ share of income from joint ventures of $0.6 million in three months ended June 30, 2009 reflects Cummins 50% share of CWI’s net income after tax and also includes Beijing Tianhai Industry Co., Ltd. of China’s (“BTIC”) 50% share of BWI’s net loss for the period. For the three months ended June 30, 2009, the Cummins share of CWI was $0.7 million and BTIC’s share of BWI’s net loss for the period was $0.1 million. For the three months ended June 30, 2008, $1.6 million reflects Cummins’ 50% share of CWI’s net income after tax and also includes BTIC’s 50% share of BWI’s net operating loss in the period of $53 thousand.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY
As at June 30, 2009, our cash, cash equivalents and short-term investment position was $63.5 million, down $19.1 million from $82.6 million at March 31, 2009.  Cash and cash equivalents consist of bank deposits, government treasury bills, and guaranteed investment certificates with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits, government treasury bills, and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the three months ended June 30, 2009, our cash used in operations was $14.3 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $7.1 million.  Changes in non-cash working capital for the quarter resulted in a reduction of $7.2 million.  The $7.2 million change in working capital for the three months ended June 30, 2009 was impacted negatively by cash outflows from the settlement of accounts payable and accrued liabilities balance of $5.0 million relating mainly to tax installment payments in CWI, increases in accounts receivable balances of $2.5 million, increases in inventories of $0.4 million and decreases in warranty liability of $0.2 million. This was offset by an increase in deferred revenue of $0.7 million and prepaid expenses of $0.2 million.  Cash used in investing activities included net advances to Cummins of $2.1 million.  Foreign exchange negatively impacted cash and cash equivalents by $2.5 million.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility and proceeds from the sale of our remaining investment in Clean Energy, valued at $1.8 million as at June 30, 2009, to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Management’s Discussion and Analysis

Our $13 million credit facility with our bank has been drawn down by our demand installment loan of $4.3 million and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  As at June 30, 2009, we had access to the full amount of the line at an interest rate of prime plus 0.25% for borrowings up to $5 million.

Westport’s capital requirements will vary depending on a number of factors, including: the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

Management’s Discussion and Analysis

SHARES OUTSTANDING
For the three months ended June 30, 2009 and 2008, the weighted average number of shares used in calculating the loss per share was 32,049,294 and 27,443,257, respectively.  During the three months ended June 30, 2009, no stock options or performance share units were granted.  Shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	June 30, 2009		August 4, 2009
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	32,080,124		32,082,822
Share Options
- Outstanding	1,059,680	7.08	1,056,982	7.08
- Exercisable	716,467	7.26	713,769	7.26
Performance Share Units
- Outstanding	1,719,286	N/A	1,719,286	N/A
- Exercisable	597,560	N/A	597,560	N/A
Warrants
- Outstanding and exercisable	1,608,160	14.68	1,608,160	14.68

Subsequent to June 30, 2009, our shareholders approved a resolution amending the maximum number of common shares to be issued under our Stock Option Plan to 5% from 3.72% of the issued and outstanding shares on a rolling basis upon the exercise of 586,132 vested performance share units.  In order to attain the 5% limit, we have implemented a program whereby holders of vested performance share units will exercise their vested units as part of a mandated exercise plan.  In order to compensate the holders for any potential negative tax or other effects, our Board of Directors agreed to issue 0.157 options for every vested performance share unit exercised as part of the company’s mandated redemption plan.  The total number of options approved for this plan was 92,262.  The options will vest immediately upon issuance resulting in an estimated compensation expense of $0.5 million which will be recorded in the three month period ending September 30, 2009.

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

Management’s Discussion and Analysis

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	30-Sep-07	31-Dec-07	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09

Units shipped	867	801	519	1,078	1,460	824	676	622
Average foreign exchange rate (C$:US$)	$1.04	$0.98	$1.00	$1.01	$1.04	$1.21	$1.25	$1.16
(expressed in thousands of Canadian dollars except per share)
Product revenue	$16,639	$15,488	$11,269	$21,428	$34,332	$25,448	$21,547	$19,329
Parts revenue	$4,530	$3,822	$4,058	$4,081	$4,680	$5,606	$4,715	$5,614
Total revenue	$21,169	$19,310	$15,327	$25,509	$39,012	$31,054	$26,262	$24,943
Cost of sales	$15,116	$12,756	$10,759	$17,170	$29,785	$24,733	$19,332	$18,547
Gross margin	$6,053	$6,554	$4,568	$8,339	$9,226	$6,321	$6,930	$6,396
	29%	34%	30%	33%	24%	20%	26%	26%
Net income (loss) for the period	$(4,867)	$7,401	$(8,125)	$(3,463)	$676	$(8,928)	$(12,710)	$(9,189)
Earnings (loss) per share:
Basic	$(0.19)	$0.28	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)
Diluted	$(0.19)	$0.26	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)
Cash from (used in) operations before change in non-cash operating working capital	$(2,645)	$(3,339)	$(8,238)	$(2,548)	$(3,947)	$(8,288)	$(10,842)	$(7,136)

Company's 100% share of CWI net income	$2,412	$8,870	$(810)	$3,234	$2,800	$258	$1,540	$1,312

Joint Venture Partner's share of CWI net income	$1,206	$4,435	$(405)	1,617	1,400	$129	$770	$656

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS
Commitments and contingencies have been disclosed in our annual MD&A dated May 19, 2009 and are substantially unchanged. We are in continuing discussion with the Industrial Technologies Office (“ITO”) to extend the work phase of our funding agreement to March 31, 2010. As ITO is still reviewing our request for an extension, we have accrued $0.3  million in royalties in the three months ended June 30, 2009, and had accrued $1.4 million as at March 31, 2009 for a total accrual of $1.7 million. If we are successful in our request, payment of royalties will commence in fiscal 2011.  Payment would have otherwise been due by July 31, 2009, and if we are unsuccessful in obtaining the extension, payment will be made upon notification from ITO.

Business Risks and Uncertainties
Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors are described in detail in our 2009 Annual Information Form and are substantially unchanged.

Management’s Discussion and Analysis

NON-GAAP MEASURES
We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital
(expressed in thousands of Canadian dollars)	Three months ended
	June 30
	2009	2008

Cash flow from operations	$(14,297)	$(5,007)
Changes in other non-cash operating working capital:
Accounts receivable	2,488	1,887
Inventories	429	2,654
Prepaid expenses	(199)	(141)
Accounts payable and accrued liabilities	5,041	511
Deferred revenue	(764)	(160)
Warranty liability	170	(2,294)

Cash flows from operations before changes in non-cash operating working capital	$(7,132)	$(2,550)